Presidential Life Corporation

69 Lydecker Street

Nyack, New York 10960

Tel: 845-358-2300

Fax: 845-353-0625

September 26, 2005

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:

Presidential Life Corporation

Form 8-K/A dated September 21, 2005

File No. 0-05486

Gentlemen/Ladies:

Presidential Life Corporation (“Company”) acknowledges that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing with the Commission;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

 /s/ Charles Snyder

Charles Snyder

Chief Financial Officer &

Principal Accounting Officer